UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 19)

SOUTHWEST GAS HOLDINGS, INC.

(Name of Subject Company)

IEP UTILITY HOLDINGS LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

(Names of Filing Persons) (Offerors))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

844895102

(CUSIP Number of Class of Securities)

Jesse Lynn, Esq.

Icahn Enterprises L.P.

16690 Collins Avenue, Suite PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,748,178,187.50	$440,157

*

The calculation of the Transaction Valuation is based on 60,452,351 Shares outstanding as of February 15, 2022, as disclosed by Southwest Gas Holdings, Inc. in its Annual Report on Form 10-K for the period ended December 31, 2021, as filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2022. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation reflects the product of (A) 57,553,675, which is the total number of shares of common stock, $1.00 par value per share, of Southwest Gas Holdings, Inc. outstanding (the “Shares”), which are not beneficially owned by affiliates of IEP Utility Holdings LLC (calculated as the difference between 60,452,351, the total number of outstanding Shares, and 2,898,676, the number of Shares that are beneficially owned by affiliates of IEP Utility Holdings LLC) and (B) $82.50, which is the per Share tender offer price.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2022 issued by the SEC, by multiplying the Transaction Valuation by 0.0000927.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$399,675	Filing Party:	IEP Utility Holdings LLC
Form of Registration No.:	Schedule TO	Date Filed:	October 27, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 19 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2021 (as hereby amended and supplemented and together with any subsequent amendments and supplements thereto, this “Schedule TO”), which relates to the tender offer by IEP Utility Holdings LLC, a Delaware limited liability company (the “Offeror”), to purchase any and all of the issued and outstanding shares of the common stock, par value $1.00 per share (the “Common Stock”), of Southwest Gas Holdings, Inc., a Delaware corporation (the “Company” or “Southwest Gas”), including the associated rights issued pursuant to the Rights Agreement, dated October 10, 2021 (as it may be amended from time to time, the “Rights Agreement”), between the Company and Equiniti Trust Company, as rights agent, that are issued and outstanding (the “Rights” and, together with the Common Stock, the “Shares”), for $82.50 per Share in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2021 (the “Offer to Purchase”), the related letter of transmittal (the “Letter of Transmittal”), the Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”), and the Supplement to the Offer to Purchase (the “Supplement to the Offer”), which, together with the Offer to Purchase, the Letter of Transmittal and the other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 9 and Item 11

1. The Offer to Purchase, the Supplement to the Offer and Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On March 23, 2022, the Offeror announced an extension of the Expiration Date of the Offer until 12:00 midnight, New York City time, on Thursday, April 21, 2022, unless the Offer is extended (such date and time, as it may be extended, the “Expiration Date”) or earlier terminated in the event that a condition to the Offer becomes incapable of being satisfied. The Offer was previously scheduled to expire at 12:00 midnight, New York City time, on March 23, 2022.

The Depositary has advised the Offeror that, as of 5:00 p.m., New York City time, on March 23, 2022, approximately 12,554,796 Shares have been validly tendered pursuant to the Offer and not properly withdrawn, representing approximately 20.8% of the outstanding Shares. Of the Shares so tendered, 2,649,625 Shares were tendered pursuant to guaranteed delivery procedures.

The full text of the press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(EE) and is incorporated herein by reference.”

2. The Offer to Purchase, the Supplement to the Offer and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

All descriptions and references in respect of the Expiration Date in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)), and the Supplement to the Offer to Purchase (Exhibit (a)(1)(T)) are hereby amended to reflect an extension of the Expiration Date from “12:00 midnight, New York City time, on Wednesday, March 23, 2022,” to “12:00 midnight, New York City time, on Thursday, April 21, 2022.”

3. All descriptions and references in respect of the conditions of the Offer in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)), and Supplement to the Offer (Exhibit (a)(1)(T)), are hereby amended and restated to reflect the following:

“The Offer is conditioned on, among other things: (i) the Rights Agreement has been validly terminated or the Rights have been redeemed and are otherwise inapplicable to the Offer (the “Poison Pill Condition”); (ii) the Company’s board of directors has waived the applicability of Article 7(A) of the Company’s Certificate of Incorporation to the purchase of the Shares by the Offeror in the Offer (the “Article 7A Condition”); (iii) the Company has not issued, and has not authorized or proposed the issuance of, any equity securities or equity-linked securities, subject to certain ordinary course exceptions, other than pursuant to a rights offering that treats all stockholders equally (the “Equity Condition”); and (iv) a majority of the members of the Icahn Slate are elected and seated as members of the board of directors of the Company at the Southwest Gas 2022 Annual Meeting or at any subsequently called special meeting for such purpose (the “Board Condition”). See Section 11 — “PURPOSE OF THE OFFER; PLANS FOR THE COMPANY” and Section 14 — “CONDITIONS OF THE OFFER”.”

4. All descriptions and references in respect of the definition of “Offer Conditions” in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)), and Supplement to the Offer (Exhibit (a)(1)(T)), are hereby amended and restated to reflect the following:

“The Offer is conditioned upon the satisfaction of the Poison Pill Condition, the Article 7(A) Condition, the Equity Condition, the Board Condition, and the other conditions set forth in Section 14 — “CONDITIONS OF THE OFFER” (collectively, the “Offer Conditions”).”

5. All descriptions and references in respect of the regulatory approvals in Arizona, California and Nevada and the Regulatory Approval Condition in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)), and Supplement to the Offer (Exhibit (a)(1)(T)), are hereby amended to reflect the following at the end thereof:

“The Offeror has amended the terms of the Offer to remove the receipt of any required governmental or regulatory approvals which, in each case, have not been appealed and are no longer appealable, and do not impose any Burdensome Conditions (which we referred to as the “Regulatory Approval Condition”) as a condition to the closing of the Offer. Upon the closing of the Offer, if Shares are tendered that would result in the Offeror (and its affiliates) holding more than 24.9% of the Shares, then all of the Shares in excess of 24.9% will be transferred to one or more independent Delaware statutory trusts with each trust being independent of the other trusts and not owning more than 24.9% of all Shares. The trust agreements, which will limit the number of Shares that the Offeror (and its affiliates) are entitled to vote to a maximum of 24.9% of the Shares, allow the Offeror to close the Offer and accept all Shares that are validly tendered and not withdrawn in the Offer, without first obtaining regulatory approvals that may have otherwise been required if the closing of the Offer results in the Offeror obtaining voting power or control in excess of 24.9% of the Shares. In light of the foregoing, the Offeror has determined to remove the Regulatory Approval Condition to the Offer. Accordingly, the descriptions of the regulatory approvals, which may be required in certain circumstances after the closing of the Offer, in Arizona, California and Nevada are for informational purposes only as the Offer is not conditioned upon receipt of any such approvals.”

6. The information set forth in the paragraph entitled “When will you know whether the Regulatory Approval Condition has been satisfied?” in the section of the Supplement to the Offer entitled “Summary Term Sheet” is hereby amended and restated in its entirety as follows:

“ARE ANY REGULATORY APPROVALS REQUIRED TO BE OBTAINED PRIOR TO THE CLOSING OF THE OFFER THAT HAVE NOT BEEN OBTAINED?

No. There are currently no outstanding required regulatory approvals that must be satisfied prior to the closing of the Offer. The waiting period under the HSR Act expired with respect to the Offer on November 1, 2021. In addition, the Trusts and the Trust Agreements, which will limit the number of Shares that the Offeror and its affiliates are entitled to vote to a maximum of 24.9% of the Shares, allow the Offeror to close the Offer and accept all Shares that are validly tendered and not withdrawn in the Offer, without first obtaining regulatory approvals that may have otherwise been required if the closing of the Offer would have resulted in the Offeror obtaining voting power or control in excess of 24.9% of the Shares.

WHAT ARE THE REGULATORY APPROVALS THAT THE OFFEROR REFERS TO IN THE OFFER?

When we refer to “regulatory approvals,” we are referring to the expiration or termination of any applicable waiting period (and extensions thereof) under the HSR Act and any necessary approvals from the appropriate regulatory authorities located in each of Arizona, California and Nevada. The waiting period under the HSR Act expired with respect to the Offer on November 1, 2021. As a result of the Trusts and the Trust Agreements, the Offeror (and its affiliates) will not control more than 24.9% of the voting power of the Company no matter how many Shares are tendered into the Offer such that regulatory approval thresholds in Arizona, California and Nevada will not be triggered at the closing of the Offer. Accordingly, there are no outstanding required regulatory approvals that must be satisfied prior to the closing of the Offer.

WILL ANY REGULATORY APPROVALS BE REQUIRED TO BE OBTAINED FOLLOWING THE CLOSING OF THE OFFER?

Any future need to obtain regulatory approvals in Arizona, California and Nevada would be unrelated to the closing of the Offer and will ultimately depend on whether a change of control may occur. The factors vary from state to state but will depend on (i) the number of Shares that are tendered into the Offer and (ii) whether the Offeror (or its affiliates) wishes to exercise any voting rights, direction or control over the Shares that are held in Trust.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Exhibit

(a)(1)(EE)	Press Release, dated March 23, 2022 (filed herewith)

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2022	IEP UTILITY HOLDINGS LLC

	By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

	By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Financial Officer

ICAHN ENTERPRISES L.P.

By: Icahn Enterprises G.P. Inc., its general partner

	By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

	By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Financial Officer

BECKTON CORP.

	By:	/s/ Irene March
	Name:	Irene March
	Title:	Vice President

/s/ Carl C. Icahn
Carl C. Icahn